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                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                      FORM 10-C

                   Report by Issuer of Securities Quoted on NASDAQ

                             Interdealer Quotation System

                     Filed pursuant to Section 13 or 15(d) of the

                   Securities Exchange Act of 1934 and Rule 13a-17

                                 or 15d-17 thereunder

                            CLAYTON WILLIAMS ENERGY, INC.
                    (Exact name of issuer as specified in charter)

                  Six Desta Drive, Suite 6500, Midland, Texas  79705
                       (Address of principal executive offices)

Issuer's telephone number, including area code   (915) 682-6324

                      I. CHANGE IN NUMBER OF SHARES OUTSTANDING

    Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security:       Common Stock, par value $0.10 per share
2.  Number of shares outstanding before the change:   7,382,479
3.  Number of shares outstanding after the change:    8,748,216
4.  Effective date of change:                         November 19, 1996
5.  Method of change:
         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):
                   Public Offering of Common Stock and Employee Benefit Plans.


         Give brief description of transactions:

    Pursuant to a Registration Statement on Form S-2 (Registration No. 333-13441), declared effective by the Securities and Exchange Commission on November 13, 1996, Clayton Williams Energy, Inc. (the "Company") offered 1,250,000 (1,437,500 if the underwriter's over-allotment option is exercised in full) shares of the Company's common stock, par value $.10 per share (the "Common Stock"). The Offering was closed and 1,250,000 shares were offered on November 19, 1996.

    In addition,a total of 115,737 shares of Common Stock have been issued under the Company's employee benefit plans.


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    As a result of the shares issued in the Offering and under the Company's employee benefit plans, the total number of shares of Common Stock outstanding has increased from 7,382,479 to 8,748,216 as of November 19, 1996.



                             II. CHANGE IN NAME OF ISSUER


1.  Name prior to change:                                  Not applicable
2.  Name after change:                                     Not applicable
3.  Effective date of charter amendment changing name:     Not applicable
4.  Date of shareholder approval of change, if required:   Not applicable



Date: November 26, 1996.


                                  CLAYTON WILLIAMS ENERGY, INC.



                                  By:     /S/ L. PAUL LATHAM
                                       --------------------------------------
                                       L. Paul Latham, Executive Vice
                                       President  and Chief Operating Officer